February 6, 2009

VIA U.S. MAIL AND FACSIMILE

Mr. Charles Whites
Assistant General Counsel
New York Life Insurance Company
1 Rockwood Road
Sleepy Hollow, NY 10591

Re: New York Life and Annuity Corporation ("NYLIAC") Initial Registration
Statement on Form N-4 for New York Life Extra Credit Variable Annuity ("VA"
or "Policy"); NYLIAC Variable Annuity Separate Account – III; and
NYLIAC Variable Annuity Separate Account – IV ("Registrant(s)");
File Nos. 811-08904 / 333-156018

Dear Mr. Whites:

The staff has reviewed the registration statement referred to above, which the
Commission received on December 9, 2008. We gave the filing a full review and have
the following comments. Page numbers correspond to the numbers on courtesy copy of
the filing that you provided.

1.   Mortality & Expense Risk Charge (cover page; page 31)

        The disclosure states that the contractowner may choose how the M&E
Charge is assessed against the policy. Please disclose when this election must be
made and if it can ever be changed.

2.   Table of Fees and Expenses (pages 5-10)

a.   For the riders that do not disclose the base against which the rider is
assessed, please so state; furthermore, clarify the disclosure on page 32 regarding
what the 1% represents with regard to the maximum annual charge for the IPP +
ADBR package.

b.   Please update information in the fee tables for the underlying funds to
reflect expenses incurred for the fiscal year ended December 31, 2008.

c.   Please confirm in your response that the dates currently used in the footnotes are accurate, and for those that will be updated by amendment, please indicate which ones.

d.   Include all other updates to the fee table and footnotes that the Registrant intends to make.

e.   Please confirm to the Staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 18.

f.   The footnotes on page 7 are confusing and detract attention from the tables. It is not clear to which portions of the table they apply, especially since, on page 8, the footnote letters are repeated -- presumably discussing different points but under the same identifying character.

3.   Credit (page 44)

a.   The disclosure states that the Premium Credit Rates may change. Please explain whether there is a maximum credit that may be applied as well as a maximum that may be recaptured.

b.   Consider identifying in the chart, or defining in the section the term, "bracket", as it relates to Total Accumulated Premiums.

c.   In addition to identifying the charges used to recoup the cost of providing the Credit under the Policy, disclose that you expect to make a profit from the bonus charges.

4.   Partial Withdrawals, Periodic Partial Withdrawals (page 63 - page 62 of Smart Value product)

Please explain to the staff how the denial of a partial withdrawal request that results in an Accumulation Value of less than $2000 is consistent with the redeemability provisions under the Investment Company Act of 1940.

5.   Financial Statements and Exhibits

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

6.   Representation of Company

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrants and their management are in possession of all facts relating to the Registrants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Registrants requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    ****

        Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6763; additionally, you may email me at scottpa@sec.gov, or transmit by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products